Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Third Quarter	Fiscal Year-to-Date	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	December 4, 2004	December 4, 2004	February 28, 2004	February 22, 2003	February 23, 2002	February 24, 2001
Earnings before income taxes	$103,084	$465,772	$454,880	$408,004	$331,998	$139,590
Less undistributed earnings of less than fifty percent owned affiliates	1,339	(1,071)	(15,793)	(16,368)	(13,450)	(9,429)

Earnings before income taxes	104,423	464,701	439,087	391,636	318,548	130,161
Interest expense	29,072	106,945	165,581	182,499	194,294	212,898
Interest on operating leases	9,589	30,945	44,280	44,864	35,971	29,047

Subtotal	143,084	602,591	648,948	618,999	548,813	372,106

Total fixed charges	$38,661	$137,890	$209,861	$227,363	$230,265	$241,945

Ratio of earnings to fixed charges	3.70	4.37	3.09	2.72	2.38	1.54